

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2015

Mark Elliott
Chief Executive Officer
Boxlight Corporation
1045 Progress Circle
Lawrenceville, Georgia 30043

     Re: Boxlight Corporation (formerly known as Logical Choice Corporation)
           Registration Statement on Form S-1
           Filed June 9, 2015
           File No. 333-204811

Dear Mr. Elliott:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our history and proposed acquisitions, page 6

1.   We note your response to prior comment 1. Please revise your disclosure to clarify that, except as otherwise indicated, the subsidiaries identified in the chart are wholly-owned. In addition, please add footnote disclosure to include the information in the second and third sentences of your response.

Certain Relationships and Related Party Transactions, page 64

2.   Please revise this section, where appropriate, to include the supplemental information contained in your response to prior comment 14.

Articles of Incorporation Provisions Regarding Attorney's Fees, page 68

3.   We note your response to prior comment 6. Your response appears to suggest that a stockholder would not be prohibited from bringing suit to determine the fee rates to which his counsel would be entitled "because such an action would not constitute an action alleging wrongdoing for which the company would be liable." However, the revised disclosure does not indicate whether in the absence of a fee agreement between the company and the stockholder, the stockholder would be <u>required</u> to bring a suit to determine fees, the consequences of the stockholder failing to bring a suit to determine fees and/or whether the company itself might also bring suit to determine fees. Please revise to provide further clarity regarding the rights and obligations of the company and the stockholder if an agreement regarding "reasonable fees" cannot be reached between the stockholder and you prior to commencement of a litigation proceeding.

4.   We note the statutory provision provided in response to prior comment 7. However, we re-issue the comment and request that you provide expanded legal analysis. Specifically, please tell us whether the legality of the "reasonable fees" provision (or similar provisions) under Nevada law has been previously considered by state or federal courts and the outcome, if any, of such proceedings.   Your legal analysis should provide a detailed discussion of all relevant case law and statutory law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at 202-551-3639 or Kevin Vaughn at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or me at 202-551-3412 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director